United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
June 24, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Signatures
EXHIBIT INDEX
EXHIBIT 99.1

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

     The Company was notified by its existing US GAAP accountants, KPMG (Registered), an Indian partnership, (“KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as the Company’s US GAAP accountants. The change was made at the request of KPMG India and approved by the Company’s audit committee.

     Under the rules promulgated by the United States Securities and Exchange Commission (the “SEC”), the change from KPMG India to KPMG LLP for fiscal years ended March 31, 2004 and forward constitutes a change in the registrant’s certifying accountants. This change, however, is likely to be temporary, with KPMG India expected to be re-appointed as the Company’s US GAAP accountants once it has successfully completed registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

     The reports of KPMG India on the Company’s financial statements for each of the fiscal years ended March 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified due to uncertainty, audit scope or accounting principles.

     During fiscal years ended March 31, 2002 and 2003 and through the date of change of accountants, there were no disagreements with KPMG India on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG India, would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     The Company provided KPMG India with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of KPMG India, dated April 16, 2004, stating its agreement with such statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: June 24, 2004

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT 99.1	Copy of the letter of KPMG India, dated April 16, 2004